Exhibit 12

Bank of Hawaii Corporation and Subsidiaries

Statement Regarding Computation of Ratios

		Three Months Ended
(dollars in thousands)		March 31, 2004		March 31, 2003

Earnings:
1.	Income Before Income Taxes	$61,851		$45,553
2.	Plus: Fixed Charges Including Interest on Deposits	16,479		23,304
3.	Earnings Including Fixed Charges	78,330		68,857
4.	Less: Interest on Deposits	9,200		14,447
5.	Earnings Excluding Interest on Deposits	$69,130		$54,410

Fixed Charges:
6.	Fixed Charges Including Interest on Deposits	$16,479		$23,304
7.	Less: Interest on Deposits	9,200		14,447
8.	Fixed Charges Excluding Interest on Deposits	$7,279		$8,857

Ratio of Earnings to Fixed Charges:
Including Interest on Deposits (Line 3 divided by Line 6)		4.8	x	3.0	x
Excluding Interest on Deposits (Line 5 divided by Line 8)		9.5	x	6.1	x